EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars)

(Unaudited)

June 30, 2023

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in thousands of US dollars)

	Note	June 30, 2023	December 31, 2022

ASSETS

Current
Cash		$9,980	$15,508
Restricted cash	3	985	1,330
Investments	4	9,536	10,409
Trade receivables and other assets	5	11,154	11,574
Loan receivable	18	761	-
Assets held for sale	6	655	-
Total current assets		33,071	38,821

Non-current
Restricted cash	3	144	144
Investments	4	4,049	4,152
Trade receivables and other assets	5	11,831	12,522
Investment in associated entity	7	60,609	58,189
Royalty and other property interests	8	51,816	53,425
Property and equipment		929	1,188
Deferred financing charges		398	389
Total non-current assets		129,776	130,009

TOTAL ASSETS		$162,847	$168,830

LIABILITIES

Current
Accounts payable and accrued liabilities		$1,888	$2,340
Advances from joint venture partners	9	1,381	1,703
Derivative liabilities	10	1,720	-
Loan payable	11	3,178	3,216
Liabilities associated with assets held for sale	6	19	-
Total current liabilities		8,186	7,259

Non-current
Loan payable	11	38,250	37,273
Deferred income tax liability		2,653	1,097
Total non-current liabilities		40,903	38,370

TOTAL LIABILITIES		49,089	45,629

SHAREHOLDERS' EQUITY

Capital stock	12	157,979	193,006
Reserves		18,692	11,753
Deficit		(62,913)	(81,558)
TOTAL SHAREHOLDERS' EQUITY		113,758	123,201

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$162,847	$168,830

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on August 10, 2023

Signed:	"David M Cole"	Director	Signed:	"Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

(Unaudited - Expressed in thousands of US dollars, except per share amounts)

		Three months ended		Six months ended
	Note	June 30, 2023	June 30, 2022 (restated - Note 2)	June 30, 2023	June 30, 2022 (restated - Note 2)

REVENUE AND OTHER INCOME	13	$3,408	$7,034	$6,150	$8,783

COSTS AND EXPENSES
General and administrative	14	1,332	910	3,030	3,032
Royalty generation costs, net	15	2,444	3,094	5,290	5,228
Depletion, depreciation, and direct royalty taxes		790	743	1,642	1,237
Share-based payments	16	122	1,264	265	1,758
		4,688	6,011	10,227	11,255

Income (loss) from operations		(1,280)	1,023	(4,077)	(2,472)

Gain (loss) on revaluation of investments		(1,383)	(3,471)	(709)	1,526
Loss on sale of marketable securities		(17)	(127)	(459)	(284)
Gain (loss) on revaluation of derivative liabilities	10	188	-	(398)	-
Equity income from investment in associated entity	7	1,340	2,094	2,255	3,005
Foreign exchange loss		(797)	(1,643)	(965)	(2,511)
Gain on debt and receivable modifications	5, 11	124	-	124	4,005
Settlement gain, net		-	-	-	18,825
Impairment charges		-	(25)	-	(25)
Finance expense	11	(1,270)	(1,377)	(2,511)	(2,788)

Income (loss) before income taxes		(3,095)	(3,526)	(6,740)	19,281
Deferred income tax recovery (expense)		(1,554)	211	(1,556)	(4,004)
Income tax expense		(73)	-	(152)	-

Income (loss) for the period		$(4,722)	$(3,315)	$(8,448)	$15,277

Basic earnings (loss) per share	17	$(0.04)	$(0.03)	$(0.08)	$0.14
Diluted earnings (loss) per share	17	$(0.04)	$(0.03)	$(0.08)	$0.14

Weighted average no. of shares outstanding - basic	17	110,698,311	108,890,140	110,681,345	105,382,744
Weighted average no. of shares outstanding - diluted	17	110,698,311	108,890,140	110,681,345	107,382,369

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited - Expressed in thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022 (restated - Note 2)	June 30, 2023	June 30, 2022 (restated - Note 2)
Income (loss) for the period	$(4,722)	$(3,315)	$(8,448)	$15,277

Other comprehensive income
Currency translation adjustment	-	(7,325)	-	(6,916)

Comprehensive income (loss) for the period	$(4,722)	$(10,640)	$(8,448)	$8,361

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in thousands of US dollars)

		Six months ended	Six months ended
		June 30, 2023	June 30, 2022
	Note		(restated - Note 2)

Cash flows from operating activities
Income (loss) for the period		$(8,448)	$15,277
Items not affecting operating activities:
Interest income		(686)	(963)
Effect of exchange rate changes on cash		(51)	224
Items not affecting cash:
Loss (gain) on revaluation of investments		709	(1,526)
Loss on revaluation of derivative liabilities	10	398	-
Equity income from investments in associate		(2,255)	(3,005)
Share-based payments	16	225	2,626
Gain on debt and receivable modifications	5, 11	(124)	(4,005)
Deferred income tax expense		1,556	4,004
Depreciation		103	55
Depletion		1,565	1,151
Finance expense	11	2,511	2,788
Realized loss on sale of investments		459	284
Impairment charges		-	25
Shares received pursuant to property agreements		(798)	(770)
Unrealized foreign exchange loss (gain)		(258)	757

Changes in non-cash working capital items	21	1,102	(4,910)
Total cash provided by (used in) operating activities		(3,992)	12,012

Cash flows used in investing activities
Option payments received		44	232
Interest received on cash		45	24
Loan interest received		-	107
Dividends and other distributions		3,566	2,887
Loan receivable	18	(750)	-
Proceeds from loan repayment		-	942
Purchase of investment in associated entity		(3,517)	(25,742)
Purchases of fair value through profit and loss investments, net		676	(2,077)
Purchase and sale of property and equipment, net		(170)	(540)
Reclamation bonds		49	212
Total cash provided by (used in) investing activities		(57)	(23,955)

Cash flows from financing activities
Loan repayments	11	(1,572)	(10,048)
Proceeds from private placement		-	10,000
Share issue costs		-	(39)
Proceeds from exercise of options		66	71
Deferred financing costs		-	(28)
Total cash used in financing activities		(1,506)	(44)

Effect of exchange rate changes on cash		51	(224)

Change in cash		(5,504)	(12,211)
Cash, beginning		15,508	19,861
Cash in assets held for sale		(24)	-

Cash, ending		$9,980	$7,650

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in thousands of US dollars, except per share amounts)

	Note	Number of common shares	Capital stock	Reserves	Deficit	Total
Balance as at December 31, 2022		110,664,190	$193,006	$11,753	$(81,558)	$123,201
Shares issued for exercise of stock options		67,500	104	(38)	-	66
Share-based payments		-	-	225	-	225
Reclass of warrants to derivative liabilty	10	-	-	(1,286)	-	(1,286)
Effect of functional currency change	2	-	(35,131)	8,038	27,093	-
Loss for the period		-	-	-	(8,448)	(8,448)

Balance as at June 30, 2023		110,731,690	$157,979	$18,692	$(62,913)	$113,758

	Note	Number of common shares	Capital stock	Reserves	Deficit	Total
Balance as at December 31, 2021 (restated)	2	105,359,211	$181,857	$17,804	$(88,783)	$110,878
Shares issued for royalty and property acquisitions	12	211,795	477	-	-	477
Shares issued for private placements	12	3,812,121	8,670	1,330	-	10,000
Share issue costs		-	(39)	-	-	(39)
Shares issued for exercise of stock options		75,000	112	(41)	-	71
RSUs issued		164,063	378	(378)	-	-
Share-based payments		-	-	2,626	-	2,626
Foreign currency translation adjustment		-	-	(6,916)	-	(6,916)
Income for the period		-	-	-	15,277	15,277

Balance as at June 30, 2022		109,622,190	$191,455	$14,425	$(73,506)	$132,374

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX") is a precious, base and battery metals royalty company, which engages in the generation, acquisition and management of resource royalties and similar strategic investments. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

These condensed consolidated interim financial statements of the Company are presented in United States ("US") dollars, unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2022.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023, are consistent with those applied in the Company's December 31, 2022, audited consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

2. STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

New Accounting Policies

Derivative Financial Instruments

The Company may issue share purchase warrants and conversion options on convertible debentures or as part of units that have an exercise price denominated in a currency that is different to the functional currency of the Company, thus causing them to be classified as derivative liabilities. These instruments are measured at fair value through profit or loss through the application of an appropriate valuation model.

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

Functional and Presentation Currency

On January 1, 2023, the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions.  As a result of this reassessment, the Company changed, to US dollar, the functional currency of all entities that were previously Canadian dollar functional currency as at December 31, 2022. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.  The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Translation of transactions and balances

Effective December 31, 2022, the Company elected to change its presentation currency from the Canadian dollar ("CAD" or "C$") to the US dollar. The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to US dollar presentation currency retrospectively and restated the comparative financial information as if the US dollar presentation currency had always been the Company's presentation currency.

3. RESTRICTED CASH

At June 30, 2023, the Company classified $1,129 (December 31, 2022 - $1,474) as restricted cash. This amount consists of $144 (December 31, 2022 - $144) held as collateral for its corporate credit cards and cash of $985 (December 31, 2022 - $1,330) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements. Partner advances expected to be used within the following twelve months are included with current assets.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

4. INVESTMENTS

As at June 30, 2023, and December 31, 2022, the Company had the following investments:

	June 30, 2023	December 31, 2022
Marketable securities	$8,626	$9,966
Warrants	271	4
Private company investments	4,688	4,591
Total investments	13,585	14,561
Less: current portion	(9,536)	(10,409)
Non-current portion	$4,049	$4,152

The Company receives investments as proceeds related to various property agreements and may sell its holdings to the market where appropriate.  During the six months ended June 30, 2023, the Company realized $930 (2022 - $917) in proceeds from sales of investments.

5. TRADE RECEIVABLES AND OTHER ASSETS

The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

As at June 30, 2023, and December 31, 2022, trade receivables and other assets were as follows:

Category	June 30, 2023	December 31, 2022
Royalty revenue receivable	$3,061	$1,034
Refundable taxes	1,087	1,017
Turkish VAT recoverable	2,571	3,567
Recoverable royalty generation expenditures and advances	382	911
Deferred compensation	10,469	12,216
Milestone payment receivable	4,000	4,000
Reclamation bonds	423	472
Prepaid expenses, deposits and other	992	879
Total receivables and other assets	22,985	24,096
Less: current portion	(11,154)	(11,574)
Non-current portion	$11,831	$12,522

Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath") and AbraSilver Resource Corp. ("AbraSilver") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.

As at June 30, 2023, the Company has no material reclamation obligations.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

5. TRADE RECEIVABLES AND OTHER ASSETS (continued)

The following table summarizes the Company's deferred compensation as at June 30, 2023 and changes during the six months then ended:

	Aftermath	Abrasilver	Total
Balance as at December 31, 2022	$6,963	$5,253	$12,216
Interest accretion	331	298	629
Amount received	(2,500)	-	(2,500)
Gain on receivable modification	124	-	124
Balance as at June 30, 2023	4,918	5,551	10,469
Less: current portion	-	-	-
Non-current portion	$4,918	$5,551	$10,469

On May 31, 2023, six months earlier than scheduled, the Company received $2,500 from Aftermath. Subsequent to period end, the Company entered into an agreement to amend the terms of the deferred payments with Aftermath. Under the terms of the amendment, the Company agreed to extend the due date of the next scheduled payment of $3,000 from November 30, 2024 to May 15, 2025.

6. ASSETS AND LIABILITIES HELD FOR SALE

During the six months ended June 30, 2023, the Company entered into a definitive agreement with Scout Discoveries Corp. (“Scout”). Pursuant to the agreement, Scout will purchase mineral properties from EMX in exchange for a 19.9% equity interest. Additionally, Scout will acquire EMX’s whole-owned subsidiary, Scout Drilling LLC, for future cash payments.

Subsequent to period end, the Company signed an amended agreement to the transaction, which closed on July 31, 2023. The amended agreement outlines the purchase of Scout Drilling LLC and certain mineral properties for the following consideration:

  Equity ownership in Scout totaling 19.9%, with anti-dilution rights up to a $5,000 capital raise.
  24 monthly payments of $10 commencing on August 1, 2023.
  Payment of $500 due on July 31, 2024.
  Payment of $1,000 less the amount paid in monthly payments due on July 31, 2025 for a total consideration of $1,500 for Scout Drilling LLC.
  Scout can purchase Scout Drilling LLC for a total of $1,100 if paid within the first year.
  Annual advanced royalty ("AAR") payment of $10 per mineral property, which escalates by $10 each year. The total amount of AARs, per mineral property, is capped at $75 per year.

As at June 30, 2023, the Company has classified all assets and liabilities associated with the transaction as held for sale:

June 30, 2023
Cash	$24
Trade receivables and other assets	304
Property and equipment	327
Total assets	655

Accounts payable and accrued liabilities	19
Total liabilities	$19

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

7. INVESTMENT IN ASSOCIATED ENTITY

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for $34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Minera Tercero SpA ("Tercero"), with Elemental Royalties Corp. which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for $68,200.  Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 11) to finance its portion of the purchase price.  SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with the right to an effective 0.418% royalty interest.

During the year ended December 31, 2022, the Company increased its effective NSR royalty to 0.7335% by acquiring an additional 16.23% interest in SLM California for $25,742 through its wholly-owned subsidiary EMX Chile SpA.  During the six months ended June 30, 2023 the Company acquired an additional 2.263% interest in SLM California for cash consideration of $3,517 increasing the Company's royalty interest in the Caserones property to 0.7775%.

The Company, through its Tercero and EMX Chile combined interests, does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

			June 30, 2023	December 31, 2022
Current assets			$8,314	$9,187
Total liabilities			(3,613)	(5,298)
Net assets			4,701	3,889
The Company's ownership %			40.0%	37.7%
Acquisition fair value and other adjustments			58,729	56,722
Carrying amount of investment in SLM California			$60,609	$58,189

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Royalty revenue	$7,685	$6,443	$13,584	$13,236
Net income	3,216	3,728	5,640	7,965
The Company's ownership %	40.0%	37.7%	40.0%	37.7%
Company's share of net income of SLM California	$1,101	$1,340	$2,255	$3,005

Income generated from the Company’s investment in SLM California is included in equity income from an investment in an associated entity. During the three and six months ended June 30, 2023, the Company’s share of the royalty revenue in SLM California totaled $3,073 and $5,432 respectively (2022 – $2,431 and $4,994 respectively).

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

7. INVESTMENT IN ASSOCIATED ENTITY (continued)

The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	June 30, 2023	December 31, 2022
Opening Balance	$58,189	$34,781
Capital Investment	3,517	25,742
Company's share of net income of SLM California	2,255	2,890
Distributions	(3,352)	(5,224)
Ending Balance	$60,609	$58,189

8. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the six months ended June 30, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	June 30, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Turkey	$34,528	$-	$(1,401)	$-	$-	$33,127	$43,746	$(10,619)
Leeville	USA	4,546	-	(164)	-	-	4,382	38,869	(34,487)
Diablillos	Argentina	6,582	-	-	-	-	6,582	6,582	-
Berenguela	Peru	1,828	-	-	-	-	1,828	1,828	-
Revelo Portfolio	Chile	1,137	-	-	-	-	1,137	1,137	-
Tartan Lake	Canada	914	-	-	-	-	914	914	-
Timok	Serbia	148	-	-	-	-	148	148	-
Other*	Various	2,008	-	-	-	-	2,008	2,008	-
		51,691	-	(1,565)	-	-	50,126	95,232	(45,106)
Other Property Interests
Perry Portfolio	Canada	741	(44)	-	-	-	697	741	(44)
Other*	Various	993	-	-	-	-	993	993	-
		1,734	(44)	-	-	-	1,690	1,734	(44)
Total		$53,425	$(44)	$(1,565)	$-	$-	$51,816	$96,966	$(45,150)

*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

**Includes previously recognized recoveries and impairment charges.

As at and for the year ended December 31, 2022:

	Country	December 31, 2021	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2022	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Turkey	$43,746	$-	$(3,770)	$(5,448)	$-	$34,528	$43,746	$(9,218)
Leeville	USA	6,413	-	(1,867)	-	-	4,546	38,869	(34,323)
Diablillos	Argentina	7,018	-	-	-	(436)	6,582	7,224	(642)
Berenguela	Peru	1,949	-	-	-	(121)	1,828	2,006	(178)
Revelo Portfolio	Chile	1,326	-	-	(25)	(164)	1,137	1,162	(25)
Tartan Lake	Canada	975	-	-	-	(61)	914	1,003	(89)
Timok	Serbia	195	-	-	-	(47)	148	195	(47)
Other*	Various	1,576	484	-	-	(52)	2,008	2,081	(73)
		63,198	484	(5,637)	(5,473)	(881)	51,691	96,286	(44,595)
Other Property Interests
Perry Portfolio	Canada	1,321	(446)	-	(53)	(81)	741	2,199	(1,458)
Other*	Various	1,129	(67)	-	-	(69)	993	3,624	(2,631)
		2,450	(513)	-	(53)	(150)	1,734	5,822	(4,088)
Total		$65,648	$(29)	$(5,637)	$(5,526)	$(1,031)	$53,425	$102,109	$(48,684)

*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

**Includes previously recognized recoveries, impairment charges and translation adjustments.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

8. ROYALTY AND OTHER PROPERTY INTERESTS (continued)

ROYALTY INTERESTS

Gediktepe Royalty

The Company holds two royalties at Gediktepe in Turkey, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of the production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned and is expected to be paid to the Company in Q3 2023.

Leeville Royalty

The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.

Balya Royalty

The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.

Gold Bar South Royalty (formerly Afgan)

The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a sediment-hosted, oxide gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

9. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its project partners. The Company's advances from project partners consist of the following:

	June 30, 2023	December 31, 2022
U.S.A.	$1,236	$1,670
Fennoscandia	145	33
Total	$1,381	$1,703

10. DERIVATIVE LIABILITIES

As a result of the functional currency change of the Company's reporting entity from Canadian dollars to US dollars on January 1, 2023, the Company reclassified $1,286 (2022 - $Nil) of reserves related to warrants previously issued and priced in Canadian dollars, as a derivative liability. Upon reclassification, the Company recognized a loss of $589 (2022 - $Nil) on the revaluation of derivative liabilities.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

10. DERIVATIVE LIABILITIES (continued)

As at June 30, 2023, the fair value of derivative liabilities was $1,720 (December 31, 2022 - $Nil). During the six months ended June 30, 2023, the Company recognized a cumulative loss of $398 (2022 - $Nil) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	June 30, 2023	December 31, 2022
Risk free interest rate	4.24%	N/A
Expected life (years)	2.21	N/A
Expected volatility	42.1%	N/A
Dividend yield	0%	N/A

During the six months ended June 30, 2023, there were no changes in the number of warrants outstanding.

The following table summarizes information about the warrants which were outstanding as at June 30, 2023:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
November 5, 2021	3,249,998	3,249,998	4.50	November 5, 2023
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	7,062,119	7,062,119

11. LOAN PAYABLE

Sprott Credit Facility

In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly and the Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.

In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Facility, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. During the six months ended June 30, 2022, as a result of the modification, the Company recognized a gain on modification of $4,005 and a revised effective interest rate of 12.39%.

For the six months ended June 30, 2023, the Company recognized an interest expense of $2,511 (2022 - $2,430) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses and other.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

11. LOAN PAYABLE (continued)

The following table summarizes the Company's loan payable as at June 30, 2023, and changes during the six months then ended:

Sprott Facility
Balance as at December 31, 2022	$40,489
Interest accretion	2,511
Repayments	(1,572)
Balance as at June 30, 2023	41,428
Less: current portion	(3,178)
Non-current portion	$38,250

12. CAPITAL STOCK

Authorized

As at June 30, 2023, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the six months ended June 30, 2023, the Company:

  Issued 67,500 common shares for gross proceeds of $66 pursuant to the exercise of stock options.

During the six months ended June 30, 2022, the Company:

  Issued 211,795 common shares valued at $477 related to the Oijärvi acquisition agreement.
  Issued 3,812,121 units pursuant to a private placement for gross proceeds of $10,000. Each unit consisted of one common share of the Company and one warrant which entitles the holder to purchase one common share of the Company for a period of five years at an exercise price of C$4.45. Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $1,330 was allocated to the value of the warrant component.  In consideration for arrange the private placement, the Company paid share issue costs of $39 in cash.
  Issued 75,000 common shares for gross proceeds of $71 pursuant to the exercise of stock options.
  Issued 164,063 common shares with a value of $378 pursuant to a restricted share unit plan with executives and management of the Company.

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

12. CAPITAL STOCK (continued)

During the six months ended June 30, 2023, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2022	7,849,000	$2.53
Exercised	(67,500)	1.30
Forfeited	(64,500)	3.36
Number of options outstanding as at June 30, 2023	7,717,000	$2.53

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2023:

Date Granted	Number of Options	Exercisable	Exercise Price($C)	Expiry Date
July 10, 2018	1,196,500	1,196,500	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,335,000	1,335,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,402,500	1,402,500	2.62	June 10, 2025
October 5, 2020	24,000	24,000	3.50	October 5, 2025
May 6, 2021	1,187,500	1,187,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022	1,795,500	1,795,500	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027

Total	7,717,000	7,717,000

Stock options expiring during an imposed restricted period that are not exercised prior to any such restriction, will not expire but instead be available for exercise for ten business days after termination of the restricted period.

As at June 30, 2023, the weighted average remaining useful life of exercisable stock options was 2.15 years (December 31, 2022 - 2.64 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

12. CAPITAL STOCK (continued)

The following table summarizes information about the RSUs which were outstanding at June 30, 2023:

Evaluation Date	December 31, 2022	Granted	Vested	Expired/Cancelled	June 30, 2023
December 31, 2022*	430,000	-	(365,500)	(64,500)	-
December 31, 2023	470,000	-	-	(20,000)	450,000
December 31, 2024	520,000	-	-	(20,000)	500,000
Total	1,420,000	-	(365,500)	(104,500)	950,000

* Based on the achievement performance as evaluated by the Compensation Committee, it was ascertained that 365,500 RSU’s with an evaluation date of December 31, 2022 had vested based on preset performance criteria previously established on the grant date. As at June 30, 2023 the vested RSU’s had not yet been settled.

13. REVENUE

During the three and six months ended June 30, 2023 and 2022 the Company had the following sources of revenue and other income:

Revenue and other income	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Royalty revenue*	$2,059	$946	$3,776	$1,574
Option and other property income	1,011	5,599	1,700	6,223
Interest income	338	489	674	986
	$3,408	$7,034	$6,150	$8,783

* Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 7)

During the three and six months ended June 30, 2023 and 2022 the Company had the following sources of royalty revenue:

Royalty Revenue	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Gediktepe	$1,175	$-	$2,101	$-
Leeville	664	802	1,198	1,203
Balya	9	-	162	-
Gold Bar South	134	-	134	-
Other	77	144	181	371
	$2,059	$946	$3,776	$1,574

The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.

During the six months ended June 30, 2023, the Company received or accrued staged cash payments totaling $378 (2022 - $666), milestone payments on producing royalties totaling $Nil (2022 - $4,000), and equity payments valued at $798 (2022 - $488) in connection with property agreements from various partners. These payments have been included in option and other property income within revenue and other income.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

14. GENERAL AND ADMINISTRATIVE EXPENSES

During the three and six months ended June 30, 2023 and 2022 the Company had the following sources of general and administrative expenses:

General and administrative expenses	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries, consultants, and benefits	$401	$181	$1,333	$1,086
Professional fees	361	185	536	798
Investor relations and shareholder information	228	230	441	431
Transfer agent and filing fees	33	63	167	227
Administrative and office	235	211	465	443
Travel	74	40	88	47
	$1,332	$910	$3,030	$3,032

15. ROYALTY GENERATION COSTS

During the six months ended June 30, 2023, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe	South America	Other	Technical support and project investigation*	Total
Administration costs	$115	$219	$177	$-	$3	$35	$549
Drilling, technical, and support costs	617	4,075	104	2	174	166	5,138
Personnel	247	1,488	340	28	168	876	3,147
Property costs	89	275	28	196	41	-	629
Professional costs	3	54	62	16	22	250	407
Share-based payments	-	-	-	-	-	(40)	(40)
Travel	28	23	-	-	16	88	155
Total Expenditures	1,099	6,134	711	242	424	1,375	9,985
Recoveries from partners	(580)	(4,115)	-	-	-	-	(4,695)
Net Expenditures	$519	$2,019	$711	$242	$424	$1,375	$5,290

* Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments

** Includes costs related to Scout Drilling LLC, which was sold subsequent to June 30, 2023

During the six months ended June 30, 2022, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe	South America	Other	Technical support and project investigation*	Total
Administration costs	$140	$148	$26	$16	$9	$64	$403
Drilling, technical, and support costs	322	2,961	14	43	46	-	3,386
Personnel	466	1,172	343	117	177	912	3,187
Professional costs	29	6	20	186	22	250	513
Property costs	374	304	-	142	42	-	862
Share-based payments	198	235	30	73	30	302	868
Travel	57	11	15	-	17	51	151
Total Expenditures	1,586	4,837	448	577	343	1,579	9,370
Recoveries from partners	(513)	(3,620)	-	-	(9)	-	(4,142)
Net Expenditures	$1,073	$1,217	$448	$577	$334	$1,579	$5,228

* Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments

** Includes costs related to Scout Drilling LLC, which was sold subsequent to June 30, 2023

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

16. SHARE-BASED PAYMENTS

During the six months ended June 30, 2023, the Company recorded aggregate share-based payments of $225 (2022 - $2,626) as they relate to the fair value of stock options and RSU's vested, and forfeited. Share-based payments for the six months ended June 30, 2023, and 2022 are allocated to expense accounts as follows:

Six months ended June 30, 2023	General and Administrative Expenses	Royalty Generation Costs	Total
RSU's vested	$265	$(40)	$225

Six months ended June 30, 2022	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$864	$804	$1,668
RSUs vested	870	64	934
RSUs settled in cash	24	-	24
	$1,758	$868	$2,626

17. NET INCOME (LOSS) PER SHARE

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income (loss)	$(4,722)	$(3,315)	$(8,448)	$15,277
Weighted average number of common shares outstanding - basic	110,698,311	108,890,140	110,681,345	105,382,744
Dilutive effect of stock options and warrants	-	-	-	1,999,625
Weighted average number of common shares outstanding - diluted	110,698,311	108,890,140	110,681,345	107,382,369
Basic earnings (loss) per share	$(0.04)	$(0.03)	$(0.08)	$0.14
Diluted earnings (loss) per share	$(0.04)	$(0.03)	$(0.08)	$0.14

18. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Six months ended June 30, 2023	Salary and fees	Share-based Payments	Total
Management	$494	$103	$546
Outside directors	362	43	405
Seabord Management Corp.*	151	-	151
Total	$1,007	$146	$1,102

* Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

18. RELATED PARTY TRANSACTIONS (continued)

Six months ended June 30, 2022	Salary and fees	Share-based Payments	Total
Management	$466	$637	$1,103
Outside directors	267	560	827
Seabord Management Corp.*	160	-	160
Total	$893	$1,197	$2,090

* Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company

Included in accounts payable and accrued liabilities as at June 30, 2023, is $6 (December 31, 2022 - $Nil) owed to key management personnel.

During the six months ended June 30, 2023, the Company advanced $750 to Rawhide Acquisition Holdings ("Rawhide"), a company which EMX has a 38.07% equity interest in.  Of the total amount advanced, $600 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral.

During the six months ended June 30, 2023, the Company recognized $11 in interest income on the promissory note.

19. SEGMENTED INFORMATION

For the six months ended June 30, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe	Other	Total
Royalty revenue*	$125	$1,388	$2,263	$-	$3,776
Option and other property income	459	643	-	598	1,700
Interest income	2	12	-	660	674
Total	$586	$2,043	$2,263	$1,258	$6,150

* Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 7)

For the six months ended June 30, 2022, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe	Other	Total
Royalty revenue*	$144	$1,203	$-	$227	$1,574
Option and other property income	403	983	4,666	171	6,223
Interest income	26	-	-	960	986
Total	$573	$2,186	$4,666	$1,358	$8,783

* Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 7)

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

19. SEGMENTED INFORMATION (continued)

As at June 30, 2023, the Company had royalty and other property interests, and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe	South America	Other	Total
Royalty and other property interests
As at June 30, 2023	$524	$5,852	$33,275	$9,742	$2,423	$51,816
As at December 31, 2022	$515	$6,026	$34,676	$9,742	$2,466	$53,425
Property and equipment
As at June 30, 2023	$180	$672	$77	$-	$-	$929
As at December 31, 2022	$150	$1,019	$19	$-	$-	$1,188

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2023, the Company had working capital of $24,885 (December 31, 2022 - $31,562). The Company has continuing royalty income that will vary depending on royalty ounces received and the price of minerals. The Company also receives additional cash inflows from the recovery of expenditures from project partners, investment income including dividends from investments in associated entities and pre-production property deals including anniversary and stage payments. During the year ended December 31, 2022, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 11).

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed in Note 11.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

During the six months ended June 30, 2023, derivative liabilities (Note 10) were added to the fair value hierarchy levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$8,625	$593	$-	$9,218
Investments - warrants	-	271	-	271
Total	$8,625	$864	$-	$9,489

Liabilities	Level 1	Level 2	Level 3	Total
Deriviative liablities - warrants	$-	$1,720	$-	$1,720
Total	$-	$1,720	$-	$1,720

The carrying value of cash, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loan payable, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and trade receivables. This risk is minimized by holding a significant portion of the cash funds in Canadian banks. The Company's exposure with respect to its trade receivables is primarily related to royalties, recovery of royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates on cash and restricted cash. Management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 11) is fixed.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.  Based on the June 30, 2023 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $949.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in North America, Europe, Turkey, Latin America and Australia. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash, restricted cash, trade receivables, accounts payable and accrued liabilities, advances from joint venture partners and loan payable to foreign exchange risk as at June 30, 2023, was as follows:

	Canadian Dollar $	Turkish Lira TRY
Cash	725	239
Accounts receivable	168	67,805
Accounts payable and accrued liabilities	(527)	(1,668)
Derivative warrant liability	(2,277)	-
Net exposure	(1,911)	66,376
US dollar equivalent	$(1,443)	$2,547

The balances noted above reflect the foreign currency balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the currencies above are considered immaterial. Based on the above net exposure as at June 30, 2023, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the foreign currencies above would result in an increase/decrease of approximately $110 in the Company's pre-tax profit or loss.

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Changes in non-cash working capital:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Trade receivables and other assets	$1,511	$(3,369)
Accounts payable and accrued liabilities	(432)	(1,037)
Advances from joint venture partners	23	(504)
	$1,102	$(4,910)

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended June 30, 2023

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

During the six months ended June 30, 2023 and 2022, the Company paid interest and income tax as follows:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Interest paid	$1,571	$1,211
Income taxes paid	293	-
	$1,864	$1,211